Exhibit 1.13

NOTICE TO SHAREHOLDERS

Resolution by the extraordinary Shareholders’ Meeting

Of Brembo S.P.A. On The Cross-Border Conversion Of Brembo S.P.A.

From Italy To The Netherlands

Information regarding the exercise of the right of withdrawal

This is to announce that on 4 August 2023 (“Date of Registration”) the minutes of the extraordinary shareholders’ meeting of Brembo S.p.A. (“Brembo” or the “Company”), held on 27 July 2023 in a single call (the “Shareholders’ Meeting”), were filed with the Company Register of Bergamo. In its extraordinary session, the Shareholders’ Meeting approved, the cross-border conversion of Brembo S.p.A. from Italy to the Netherlands, and the related relevant and ensuing resolutions (the “Cross-Border Conversion”).

Shareholders entitled to exercise the Right of Withdrawal

The shareholders of Brembo who did not contribute to passing the resolution concerning the Cross-Border Conversion, i.e., shareholders who were absent, abstained or voted against, are entitled to exercise the right of withdrawal pursuant to Article 2437, paragraph 1, of the Italian Civil Code (the “Right of Withdrawal”). The Right of Withdrawal applies to all, or part of, Brembo shares (the “Shares”) owned by the Company’s shareholders entitled to exercise the Right of Withdrawal.

Liquidation value

The liquidation value of the Shares for which the Right of Withdrawal may be exercised amounts to € 13.096 per Share (the “Liquidation Value”). Pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code, the Liquidation Value was calculated by the Board of Directors in reference to the arithmetic average of the closing prices of the Shares on the regulated market Euronext Milan, organised and managed by Borsa Italiana S.p.A., in the six months prior to the date of publication of the Notice of Calling of the General Shareholders’ Meeting, i.e. prior to 20 June 2023.

Procedure for exercising the Right of Withdrawal

In compliance with the provisions of Article 127-bis, paragraph 2, of the Italian Legislative Decree No. 58 of 24 February 1998 (“ICLF”), all shareholders on whose behalf Shares were registered after the date indicated in Article 83-sexies, paragraph 2, of ICLF to grant entitlement to attend the Shareholders’ Meeting (i.e., after the record date on 18 July 2023), but prior to opening of the said Shareholders’ Meeting, shall be considered as falling within the shareholders who did not contribute to passing the resolution concerning the Cross-Border Conversion and, therefore, shall be entitled to exercise the Right of Withdrawal.

Entitled shareholders shall exercise the Right of Withdrawal within 15 days of the Date of Registration, i.e., within 19 August 2023 (included), by sending to Brembo a declaration for exercising the Right of Withdrawal (the “Declaration”) by means of (i) registered letter with return receipt to Brembo S.p.A. c/o Computershare S.p.A. - Via Lorenzo Mascheroni 19, 20145 Milan, Italy, or (ii) certified e-mail (PEC) from the entitled shareholders’ certified e-mail account to the certified e-mail address operations@pecserviziotitoli.it. The Declaration may be prepared using the form available on the Company’s website at www.brembo.com, Investors - For shareholders - Registered Office Relocation.

The Declaration shall include the information pursuant to Article 2437-bis, paragraph 1, of the Italian Civil Code, namely: (i) personal details, tax code, domicile and telephone contact number of the withdrawing shareholder for communications concerning the Right of Withdrawal; (ii) the number of Shares for which the Right of Withdrawal is being exercised; (iii) details of the depositary intermediary with whom the shares for which the shareholder exercises the Right of Withdrawal are registered (the “Intermediary”).

Shareholders who intend to exercise the Right of Withdrawal are also required to request the Intermediary, upon sending their Declaration to Brembo, that it issues a communication pursuant to Article 43, paragraph 1, of the post-trading consolidated decree of CONSOB and Banca d’Italia of 13 August 2018, as subsequently amended (the “Consolidated Decree”) attesting to: (i) the uninterrupted ownership, by the withdrawing shareholder, of the Shares for which the Right of Withdrawal is being exercised before the opening of the Shareholders’ Meeting and until the date of issuing of the Intermediary’s Communication; and (ii) the absence of any pledges or any other restrictions in favour to the third parties over the Shares for which the Right of Withdrawal is being exercised (the “Intermediary’s Communication”). In the event that there should be a pledge or other restrictions over the Shares for which the Right of Withdrawal is being exercised, the withdrawing shareholder will also need to send, together with the Declaration, an attestation made by the pledgee (or the subject in whose favour any other such restriction exists over the Shares), whereby said subject irrevocably and unconditionally consents to revoke the pledge/restriction regarding the Shares and consents to their liquidation, in compliance with the instructions given by the shareholder who exercises the Right of Withdrawal.

It is the responsibility of shareholders who exercise the Right of Withdrawal to: (i) ensure that the information contained in the Declaration is complete and accurate; and (ii) send the Declaration to Brembo within and no later than the aforementioned term of 15 days, i.e., 19 August 2023 (included), in which regard Brembo disclaims all liability. Declarations that are sent after the aforementioned term, or that do not comply with the above-mentioned methods, or that do not include the necessary information or are not timely supplemented by the related Intermediary’s Communication will be disregarded and, therefore, the Right of Withdrawal will not be deemed to have been validly exercised.

It bears recalling that, pursuant to the provisions set forth in Article 2437-bis, paragraph 2, of the Italian Civil Code and Article 43, paragraph 2, of Consolidated Decree, the Shares for which the Right of Withdrawal has been exercised shall be made unavailable by the Intermediary issuing the Intermediary’s Communication until the completion of the liquidation procedure.

Finally, it should also be noted that the legal effects of the exercise of the Right of Withdrawal by the eligible shareholders who have validly exercised it will be subject to the completion of the Cross-Border Conversion, which, in turn, is subject to the fulfilment (or waiver, as the case may be) of certain conditions precedent set forth in the resolution adopted by the Shareholders’ Meeting (including, inter alia, that the amount of any disbursement to be paid by the Company: (a) to the shareholders who have exercised the Right of Withdrawal; and/or (b) to Brembo’s creditors prior to the registration of the resolution of the Shareholders’ Meeting, who have objected, does not exceed in the aggregate the amount of € 200,000,000 (two hundred million)) (the “Conditions”).

Liquidation of the Shares for which the Right of Withdrawal has been exercised

In the event that one or more shareholders of Brembo exercise the Right of Withdrawal, the liquidation procedure shall be performed in compliance with the provisions of Article 2437-quater of the Italian Civil Code. In detail, and without prejudice to the fact that further information will be made available in the terms and manners provided for by applicable laws and regulations in force from time to time:

(a)
firstly, the Shares for which the Right of Withdrawal has been exercised will be offered up in option to the other shareholders of Brembo proportionally to the Shares owned by each of them (the “Option Right Offer”). The period for the Option Right Offer shall last for at least 30 (thirty) days from when the Offer is filed with the Company Register of Bergamo. Upon exercising the option, the shareholders shall also be entitled to exercise the right of pre-emption on any Shares that have been left unopted (the “Pre-emption Right Offer”);

(b)
secondly, if upon completion of the Option Right Offer (and the simultaneous Pre-emption Right Offer), some Shares still remain unopted and no pre-emption right is exercised on them by the shareholders, Brembo will decide whether or not to place these Shares with third parties on the market (“Placement with Third Parties”). It should be noted that the shareholder Nuova FourB S.r.l. has undertaken to purchase any remaining Shares up to a maximum total countervalue of € 50,000,000 (fifty million) in execution of the so-called back-stop commitment;

(c)
upon completion of the Option Right Offer, the Pre-emption Right Offer and any Placement with Third Parties, the residual Shares for which the Right of Withdrawal has been exercised will be reimbursed at terms and conditions provided by law, within 180 days of the Declaration, through acquisition of said Shares by Brembo at the Liquidation Value, using the available reserves (Article 2437-quater, paragraph 5, of the Italian Civil Code).

The terms and conditions of the liquidation procedure (including, inter alia, the number of Shares for which the Right of Withdrawal has been exercised, details of the Option Right Offer and the Pre-emption Right Offer, as well as any Placement with Third Parties) will be notified in accordance with the terms and in the manners provided for by applicable laws and regulations in force from time to time.

Stezzano (BG), 4 August 2023